UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 13)*

                         WADDELL & REED FINANCIAL, INC.
                         ------------------------------
                                (Name of Issuer)

                      Class B Common Stock, Par Value $0.01
                      -------------------------------------
                         (Title of Class of Securities)

                                  930059209
                                  ---------
                               (CUSIP Number)

                               Murray A. Indick
                         BLUM Capital Partners, L.P.
                       909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                                (415) 434-1111
                                --------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              February 21, 2001
                               ----------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Page 1 of 12

CUSIP NO. 930059209              SCHEDULE 13D                    Page 2 of 12

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                    RCBA STRATEGIC PARTNERS, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3303833
------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY                             Class B Common Stock           -0-
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                                              Class B Common Stock         -0-

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            Class B Common Stock           -0-
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                Class B Common Stock        0%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               PN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 930059209               SCHEDULE 13D                    Page 3 of 12

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                      BLUM CAPITAL PARTNERS, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3205364
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY                             Class B Common Stock           -0-
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER

                                            Class B Common Stock           -0-
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            Class B Common Stock           -0-
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                Class B Common Stock        0%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                           PN, IA

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 930059209               SCHEDULE 13D                    Page 4 of 12

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, INC.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-2967812
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY                             Class B Common Stock           -0-
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER

                                            Class B Common Stock           -0-
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            Class B Common Stock           -0-
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                Class B Common Stock        0%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 930059209               SCHEDULE 13D                    Page 5 of 12

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                  RCBA GP, L.L.C.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3303831
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY                             Class B Common Stock           -0-
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER

                                            Class B Common Stock           -0-
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            Class B Common Stock           -0-
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                Class B Common Stock        0%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                   OO (Limited Liability Company)

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 930059209               SCHEDULE 13D                    Page 6 of 12

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                  RICHARD C. BLUM

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                               U.S.A.

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY                             Class B Common Stock           -0-
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER

                                            Class B Common Stock           -0-
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            Class B Common Stock           -0-
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                Class B Common Stock        0%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 930059209               SCHEDULE 13D                    Page 7 of 12

This Amendment No. 13 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on May 9, 2000 by BLUM Capital Partners, L.P., a California limited partnership ("BLUM LP"); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); RCBA Strategic Partners, L.P., a Delaware limited partnership ("Strategic"); RCBA GP, L.L.C., a Delaware limited liability company ("RCBA GP"); and Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc. and a managing member of RCBA GP (collectively, the "Reporting Persons"). This Amendment No. 13 relates to the shares of Class B Common Stock, par value $0.01, (the "Class B Common Stock") of Waddell & Reed Financial Services, Inc., a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 6300 Lamar Avenue, Overland Park, Kansas 66202. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 2.  Identity and Background
--------------------------------
Item 2 of the Schedule 13D is hereby amended as follows:

The names of the executive officers and directors of RCBA Inc., their addresses, and citizenship and principal occupations are as follows:

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------
Richard C. Blum       909 Montgomery St.          USA     President and
President &           Suite 400                           Chairman
Chairman              San Francisco, CA  94133            BLUM LP

Nils Colin Lind       909 Montgomery St.         Norway   Managing Partner,
Managing Partner      Suite 400                           BLUM LP
                      San Francisco, CA  94133

Claus J. Moller       909 Montgomery St.         Denmark  Managing Partner,
Managing Partner      Suite 400                           BLUM LP
                      San Francisco, CA  94133

John C. Walker        909 Montgomery St.           USA    Partner,
Partner               Suite 400                           BLUM LP
                      San Francisco, CA  94133

Kevin A. Richardson   909 Montgomery St.           USA    Partner,
Partner               Suite 400                           BLUM LP
                      San Francisco, CA  94133

Jose S. Medieros      909 Montgomery St.        Brazil    Partner,
Partner               Suite 400                           BLUM LP
                      San Francisco, CA  94133




CUSIP NO. 930059209             SCHEDULE 13D                   Page 8 of 12

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------
Jeff A. Cozad         909 Montgomery St.          USA     Partner,
Partner               Suite 400                           BLUM LP
                      San Francisco, CA  94133

Marc T. Scholvinck    909 Montgomery St.          USA     Partner & Chief
Partner, Chief        Suite 400                           Financial Officer,
Financial Officer,    San Francisco, CA  94133            BLUM LP
Assistant Secretary
& Director

Murray A. Indick      909 Montgomery St.          USA     Partner and
Partner, General      Suite 400                           General Counsel,
Counsel & Secretary   San Francisco, CA  94133            BLUM LP

The principal business address of RCBA GP is 909 Montgomery Street, Suite 400,
San Francisco, CA   94133.  The names of the managing members and members of
RCBA GP, their addresses, citizenship and principal occupations are as follows:

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

Richard C. Blum       909 Montgomery St.         USA	    President and
Managing Member       Suite 400                           Chairman
                      San Francisco, CA  94133            BLUM LP

Nils Colin Lind       909 Montgomery St.        Norway    Managing Partner,
Managing Member       Suite 400                           BLUM LP
                      San Francisco, CA  94133

Claus J. Moller       909 Montgomery St.        Denmark   Managing Partner,
Managing Member       Suite 400                           BLUM LP
                      San Francisco, CA  94133

John C. Walker        909 Montgomery St.          USA     Partner,
Member                Suite 400                           BLUM LP
                      San Francisco, CA  94133

Kevin A. Richardson   909 Montgomery St.          USA     Partner,
Member                Suite 400                           BLUM LP
                      San Francisco, CA  94133

Jose S. Medieros      909 Montgomery St.         Brazil   Partner,
Member                Suite 400                           BLUM LP
                      San Francisco, CA  94133

CUSIP NO. 930059209             SCHEDULE 13D                   Page 9 of 12

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------
Jeff A. Cozad         909 Montgomery St.          USA     Partner,
Member                Suite 400                           BLUM LP
                      San Francisco, CA  94133

Marc T. Scholvinck    909 Montgomery St.          USA     Partner & Chief
Member                Suite 400                           Financial Officer,
                      San Francisco, CA  94133            BLUM LP

Murray A. Indick      909 Montgomery St.          USA     Partner and
Member                Suite 400                           General Counsel,
                      San Francisco, CA  94133            BLUM LP


To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------
Item 5 of the Schedule 13D is hereby amended as follows:

(a) As of March 2, 2001, Reporting Persons no longer had any direct holding in the Issuer's Class B Common Stock.

(c) During the last 60 days ended March 2, 2001, the Reporting Persons sold the following shares of Class B Common Stock in the open market:

Entity                            Trade Date 	Shares   Price/Share
------                            ----------    ------   ------------
BLUM LP's limited partnership     02-13-2001      6,400    34.34470
and investment advisory client    02-14-2001     19,800    33.70860
accounts (including               02-15-2001     59,400    33.81770
The Common Fund)                  02-16-2001     33,700    33.70020
                                  02-21-2001     43,700    33.00000
                                  02-26-2001     82,100    33.00000
                                  02-27-2001      2,700    33.02000
                                  03-02-2001  2,212,450    30.50000






CUSIP NO. 930059209              SCHEDULE 13D                   Page 10 of 12

The limited partnership for       02-13-2001      5,300    34.34470
Which RCBA GP serves as the       02-14-2001     16,400    33.70860
general partner                   02-15-2001     49,200    33.81770
                                  02-16-2001     27,900    33.70020
                                  02-21-2001     36,100    33.00000
                                  02-26-2001     67,900    33.00000
                                  02-27-2001      2,300    33.02000
                                  03-02-2001  1,831,450    33.50000


 (d) Not applicable.

 (e) As of March 2, 2001, Reporting Persons ceased to be beneficial owners of more than five percent of the Common Stock.


Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Exhibit A  Joint Filing Undertaking.

CUSIP NO. 930059209              SCHEDULE 13D                   Page 11 of 12


 SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 2, 2001

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By  Richard C. Blum & Associates, Inc.
                                          its general partner



By    /s/ Murray A. Indick           By       /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Partner, General Counsel              Partner, General Counsel


RCBA GP, L.L.C.



By     /s/ Murray A. Indick
     -------------------------------
     Murray A. Indick, Member


RCBA STRATEGIC PARTNERS, L.P.
By  RCBA GP, L.L.C., its general partner



By    /s/ Murray A. Indick
    -------------------------------
     Murray A. Indick, Member




 /s/ Murray A. Indick
------------------------------------
RICHARD C. BLUM

By  Murray A. Indick, Attorney-in-Fact

CUSIP NO. 930059209             SCHEDULE 13D                   Page 12 of 12

                                   Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  March 2, 2001

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By  Richard C. Blum & Associates, Inc.
                                          its general partner



By    /s/ Murray A. Indick           By       /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Partner, General Counsel              Partner, General Counsel


RCBA GP, L.L.C.



By     /s/ Murray A. Indick
     -------------------------------
     Murray A. Indick, Member


RCBA STRATEGIC PARTNERS, L.P.
By  RCBA GP, L.L.C., its general partner



By    /s/ Murray A. Indick
    -------------------------------
     Murray A. Indick, Member




    /s/ Murray A. Indick
------------------------------------
RICHARD C. BLUM

By  Murray A. Indick, Attorney-in-Fact